Exhibit 99.1

Mobilicom Provides Third Quarter 2025 Update and Financial Highlights:
Substantial Increase in Sales to U.S. Market

63% quarter-over-quarter increase in revenues; 84% of Q3 revenues from the U.S. market

Robust balance sheet with $16.4 M in cash and cash equivalents, no debt, low burn rate provides ample runway to cash flow positive

In Process of Transitioning Mobilicom ADSs to directly listed ordinary shares on the Nasdaq in alignment with its U.S.-based global rollout strategy; Anticipated to be effected on or about December 1, 2025

Recent U.S. Department of War cybersecurity mandate for autonomous systems expected to drive adoption of Mobilicom’s first-to-market Secured Autonomy™ Framework

Palo Alto, California, Nov. 13, 2025 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced financial results for the three and nine months ended September 30, 2025, as well as recent business and operational highlights.

“We delivered a strong third quarter with increased sales primarily driven by Tier-1 U.S. defense customers ramping production of drones,” said Oren Elkayam, CEO and Founder of Mobilicom. “A key and very timely milestone was the launch of our Secured Autonomy™, one of the first cybersecurity frameworks for AI-driven autonomous systems. Mobilicom has long been at the forefront of cybersecurity for drones and robotics, positioning us to anticipate industry shifts and rapidly deliver innovative solutions. We believe this foresight has brought us to a pivotal moment. The U.S. Department of War’s (DoW) newly issued Cybersecurity Risk Management Construct (CSRMC) establishes stringent, continuous real-time cybersecurity requirements for defense autonomous systems—standards we believe only Mobilicom’s Secured Autonomy™ framework is uniquely equipped to meet.”

“Looking ahead, we see multiple potential additional revenue catalysts from our robust pipeline of opportunities including production scale orders from current Tier-1 customers, new design wins with leading market players, and purchase orders resulting from our SkyHopper datalinks being added to the DoW’s BlueUAS Framework. Backed by a robust balance sheet and growing market demand for secure, autonomous system solutions, we believe that Mobilicom is very well positioned to execute on our ambitious growth strategy,” Elkayam concluded.

Financial Highlights for the Three and Nine Months Ended September 30, 2025

●	Revenues were $987,000 for the three months ended September 30, 2025, a 63% increase from $607,000 in the second quarter of 2025

●	Revenues were $2.44 million for the nine months ended September 30, 2025, approximately 65% of which were from the U.S. market

●	Confirmed order backlog of $882,000 as of September 30, 2025, expected to be fulfilled by the end of 2025;. Additional orders from U.S., EU and Asia Tier-1 customers received after September 30, 2025, are also expected to be fulfilled by the end of 2025

●	Operating net cash burn remains low at approximately $305,000 per month during the first nine months of 2025 demonstrating consistent operating efficiencies.

●	$16.4 million cash and cash equivalents position as of September 30, 2025, with $715,000 in accounts receivables, and a low monthly burn rate affords Mobilicom a runway to positive cash flow

●	During and shortly following the end of the third quarter, Mobilicom raised over $11 million through warrant exercises and an at-the-market offering facility to support Mobilicom’s Nasdaq listing transition from ADSs to ordinary shares, which is still currently in process and anticipated to be effected on or about December 1, 2025, and strengthen its balance to accelerate organic growth

●	Clean balance sheet with no debt, no loans, no credit lines and no convertible debt

DoW’s CSRMC for Autonomous Systems and its Impact

On October 14, 2025, the DoW introduced its new CSRMC framework, a landmark modernization that replaces the outdated Risk Management Framework with a continuous, automated, and mission-focused model for safeguarding military systems. The new standard applies across the full spectrum of defense technologies, from unmanned aerial systems (UAS) and loitering munitions to next-generation autonomous platforms.

Mobilicom anticipated this evolution. The Company’s Secured Autonomy™ framework and OS3 cybersecurity solution were engineered specifically for this kind of environment—one that demands real-time protection, seamless compliance, and unwavering system resilience. As defense organizations accelerate adoption of autonomous capabilities, Mobilicom stands ready to help them deploy with confidence, security, and strategic advantage.

Q3 2025 and Recent Operational Results

●	A U.S.-based Tier-1 drone manufacturer increased its recent orders to $1.55 million for U.S. DoW deployment acceleration, in preparation for potential Programs of Record

●	One of Israel’s largest defense contractors and a current Tier-1 customer selected Mobilicom’s Ground Control Stations to support its remote control weapons systems; the design win marks a cross-sale and product expansion with the customer

●	Mobilicom is in the process of transitioning its ADSs to ordinary shares on Nasdaq, which is anticipated to be effected on or about December 1, 2025 and is line with Company’s U.S.-based global growth strategy; Benefits are expected to include broader access and ease of trading for retail investors, brokers, and institutions, improved eligibility for some core U.S. indices and ETFs, and reduced costs for the Company and its shareholders.

●	Launched Secured Autonomy™ Framework, to the Company’s knowledge, one of the industry’s first comprehensive cybersecurity platform for autonomous systems; Combines Mobilicom’s OS3 (Operational, Security, Safety & Standards) and ICE (Immunity Cybersecurity Encryption) software suites to deliver protection through three critical security domains: Secured Autonomous Platforms for onboard protection, Secured Fleets for coordinated protection, and Secured Communications for link protection including electronic warfare defense

●	Debuted industry-first Secured Autonomy™ compute system in partnership with Aitech; the Compute PRO-AT combines Mobilicom’s OS3 cybersecurity software with Aitech NVIDIA-based AI supercomputers, creating a new category of secured autonomy computing, greatly reducing the risk of cybersecurity attacks across the UAS market

●	Launched a joint integrated cybersecure solution for defense and commercial-use drones and robotics in partnership with ARK Electronics; the platform combines Mobilicom’s BlueUAS-listed SkyHopper PRO software-defined radios and advanced OS3 cybersecurity software with ARK’s made-in-USA, BlueUAS listed Jetson PAB Carrier, powered by NVIDIA

●	Mobilicom showcased its cybersecure drone and robotics solutions at key global industry conferences including at the Taipei Aerospace & Defense Technology Exhibition (TADTE) and Association of the U.S. Army (AUSA) 2025 Annual Meeting & Exposition in Washington D.C.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses how the recent U.S. Department of War cybersecurity mandate for autonomous systems is expected to drive adoption of Mobilicom’s first-to-market Secured Autonomy™ Framework, its belief that only Mobilicom’s Secured Autonomy™ framework is uniquely equipped to meet the U.S. Department of War’s newly issued Cybersecurity Risk Management Construct,multiple potential additional revenue catalysts from its robust pipeline of opportunities, including production scale orders from current Tier-1 customers, new design wins with leading market players, and purchase orders resulting from its SkyHopper datalinks being added to the U.S. Department of Wars’ BlueUAS Framework and its belief that it is very well positioned to execute on its ambitious growth strategy, its expectations regarding the fulfillment of its order backlog and the process and timing of transitioning its ADSs to ordinary shares on the Nasdaq, including the expected benefits therefrom. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

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